U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

[  ] Form 10-K   [  ] Form 20-F   [  ] Form 11-K   [x] Form 10-Q
 [  ] Form N-SAR
For Period Ended:  June 30, 1996
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:


Read Attached Instruction Sheet Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

 Part I - Registrant Information

Full Name of Registrant		CTA INCORPORATED

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

6116 Executive Boulevard, Suite 800
Rockville, Maryland  20852



Part II - Rules 12b-25 (b) and (c )


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c ) has been attached if applicable.



Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K,
10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.
							(Attach Extra Sheets if Needed)

The Registrant is in the process of revising certain aspects of the presentation of its results of operations to reflect recent changes in its business. Although the Registrant anticipated completing these revisions by the prescribed filing date for its quarterly report on Form 10-Q for the period ended June 30, 1996, it is unable to do so without unreasonable effort or expense. The Registrant contemplates being able to file with the Commission its quarterly report on Form 10-Q within five days following the prescribed filing date.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

	Scott E. Bresler			(301) 816-1456

(2) Have all other periodic reports required under section13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
	[x]  Yes     [  ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	[  ]  Yes     [x ]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
 ..........................................................................

CTA INCORPORATED

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	August 14, 1996	By	/s/Gregory H. Wagner
			Gregory H. Wagner
			Executive Vice President &
			Chief Financial Officer